UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006.

Commission File Number: 001-31221

Total number of pages: 50

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Earnings release dated July 28, 2006 announcing the company’s results for the Three Months ended June 30, 2006.

2.	Materials presented in conjunction with the earnings release dated July 28, 2006 announcing the company’s results for the Three Months ended June 30, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: July 31, 2006	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

3:00 P.M. JST, July 28, 2006 NTT DoCoMo, Inc.

Earnings Release for the Three Months Ended June 30, 2006

Consolidated financial results of NTT DoCoMo, Inc. and its subsidiaries (collectively “we” or “DoCoMo”) for the three months ended June 30, 2006 (April 1, 2006 to June 30, 2006), are summarized as follows.

<< Highlights of Financial Results >>

•	For the three months ended June 30, 2006, operating revenues were ¥1,218.6 billion (up 2.7% compared to the same period of the prior year), operating income was ¥272.7 billion (down 5.2% compared to the same period of the prior year), income before income taxes was ¥274.4 billion (down 22.4% compared to the same period of the prior year) and net income was ¥163.5 billion (down 21.3% compared to the same period of the prior year).

•	Earnings per share were ¥ 3,684.23 and EBITDA margin* was 36.5%, down 1.8 points compared to the same period of the prior year.

Notes:

1.	Consolidated financial statements in this release are unaudited.

2.	Amounts in this release are rounded off.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 16.

<< Comment from Masao Nakamura, President and CEO >>

In the first quarter of the fiscal year ending March 31, 2007, we achieved solid results in our business operations. Our cellular churn rate was 0.64%, 0.16 points lower compared to the same period of the prior year, and we secured the largest market share of net additional subscribers, owing to the addition of new models to our handset lineup and the brisk growth of “pake-hodai” flat-rate subscribers after making more billing plans available to subscribers earlier this year. We have also moved forward in migrating existing subscribers to the FOMA network, successfully growing the number of FOMA subscribers to more than half of our total cellular subscribers. As a consequence, operating income for the first quarter reached ¥272.7 billion, making a favorable progress toward our full-year forecast.

In view of the scheduled introduction of Mobile Number Portability system this fall, we will continue our endeavors to reinforce our overall competitiveness by improving every aspect of our business, including our billing plans, handsets lineup, network quality and after-sales support. As for the services we offer, following the launch of the “Chaku-Uta Full”, full music track downloading service in June, we plan to start a new service dubbed “Music Channel”—a service that allows users to download music programs of high sound quality—in conjunction with the introduction of High Speed Downlink Packet Access (HSDPA) this summer, in an effort to enrich our music-related offerings. We also plan to respond proactively to users’ growing needs for search engines of information sites.

The subscriber base of “DCMX” credit payment service, commenced in the first quarter, already exceeded 300,000 as of June 30, 2006, delivering tangible results toward our goal to create new revenue sources. The uptake of “i-channel” service has also grown remarkably, acquiring over 4.0 million subscribers in 10 months after its service launch. We aim to boost the usage of subscribers even further by promoting various services such as “i-channel” going forward.

In order to react swiftly to the changes in our business environment, we, as always, will strive to respond earnestly to customers’ voices, strengthen our competitiveness by enhancing existing services and introducing attractive new services, and thereby solidify our business foundation.

<< Operating Results and Financial Position >>

<Results of operations>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2006	(UNAUDITED) Three months ended June 30, 2005	Increase (Decrease)		Year ended March 31, 2006
Operating revenues	¥1,218.6	¥1,187.1	¥31.5	2.7%	¥4,765.9
Operating expenses	945.8	899.5	46.4	5.2	3,933.2

Operating income	272.7	287.6	(14.9)	(5.2)	832.6
Other income (expense)	1.7	65.8	(64.2)	(97.5)	119.7

Income before income taxes	274.4	353.4	(79.0)	(22.4)	952.3
Income taxes	110.7	144.8	(34.1)	(23.5)	341.4
Equity in net income (losses) of affiliates	(0.1)	(0.8)	0.6	83.3	(0.4)
Minority interests in consolidated subsidiaries	(0.0)	0.0	(0.0)	—	(0.1)

Net income	¥163.5	¥207.9	¥(44.3)	(21.3%)	¥610.5

1.	Business Overview

(1)	Operating revenues totaled ¥1,218.6 billion (up 2.7% compared to the same period of the prior year).

•	Cellular (FOMA+mova) services revenues increased to ¥1,065.4 billion (up 3.5% compared to the same period of the prior year). Despite the negative impact on revenues from our strategic billing arrangements, the acquisition of new subscribers and lowered churn rate, which resulted from our continued implementation of customer-oriented operations, delivered positive impacts on our operating revenues.

•	Voice revenues from FOMA services increased to ¥409.2 billion (up 78.9% compared to the same period of the prior year) and packet communications revenues from FOMA services increased to ¥215.0 billion (up 83.9% compared to the same period of the prior year) owing to a significant increase in the number of FOMA services subscribers to 26.22 million (up 91.2% compared to the same period of the prior year), which resulted from the release of new handsets such as the “FOMA902i/702i” series, further enhancement of our network quality, and increase in the number of billing plans that can be combined with “pake-hodai”, our flat-rate packet billing plan for unlimited i-mode usage.

•	Equipment sales totaled ¥123.6 billion (down 2.9% compared to the same period of the prior year). While the number of handset sold increased due to steady migration of subscribers from mova to FOMA services, the amount accounted for as sales revenue per handset decreased.

<Breakdown of operating revenues>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2006	(UNAUDITED) Three months ended June 30, 2005	Increase (Decrease)
Wireless services	¥1,094.9	¥1,059.8	¥35.2	3.3%
Cellular (FOMA+mova) services revenues	1,065.4	1,029.0	36.4	3.5
- Voice revenues	764.1	761.7	2.4	0.3
Including: FOMA services	409.2	228.8	180.5	78.9
- Packet communications revenues	301.4	267.3	34.1	12.7
Including: FOMA services	215.0	116.9	98.1	83.9
PHS services revenues	7.0	12.4	(5.5)	(44.0)
Other revenues	22.5	18.3	4.2	23.1
Equipment sales	123.6	127.3	(3.7)	(2.9)

Total operating revenues	¥1,218.6	¥1,187.1	¥31.5	2.7%

Notes:

1.	Cellular (FOMA+mova) services revenues reflect the impact of including the portion of “Nikagetsu Kurikoshi” (2-months carry over) allowances that are projected to expire.

2.	Voice revenues include data communications revenues through circuit switching system.

(2)	Operating expenses were ¥945.8 billion (up 5.2% compared to the same period of the prior year).

•	Personnel expenses were ¥62.9 billion (up 1.4% compared to the same period of the prior year). The number of employees as of June 30, 2006 was 22,217.

•	Non-personnel expenses increased to ¥609.3 billion (up 7.6% compared to the same period of the prior year) mainly due to an increase in cost of equipment sold, reflecting the increased number of handsets sold, and an increase in our after-sales service expenses, such as provision of free-of-charge battery packs and warranty services for handsets.

•	Depreciation and amortization increased by 2.3% to ¥169.3 billion compared to the same period of the prior year due to an increase in capital expenditures for reinforcement of our FOMA network.

<Breakdown of operating expenses>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2006	(UNAUDITED) Three months ended June 30, 2005	Increase (Decrease)
Personnel expenses	¥62.9	¥62.0	¥0.9	1.4%
Non-personnel expenses	609.3	566.2	43.1	7.6
Depreciation and amortization	169.3	165.5	3.8	2.3
Loss on disposal of property, plant and equipment and intangible assets	4.3	2.8	1.5	52.2
Communication network charges	90.7	93.7	(3.0)	(3.2)
Taxes and public dues	9.3	9.2	0.1	1.2

Total operating expenses	¥945.8	¥899.5	¥46.4	5.2%

Notes:

For the period starting from April 1, 2006, the amount of impairment loss related to PHS assets, which was separately stated in the past, is included in “Depreciation and amortization”. As the result thereof, certain reclassifications are made to the operating results for the three months ended June 30, 2005.

(3)	Operating income decreased to ¥272.7 billion (down 5.2% compared to the same period of the prior year). Income before income taxes decreased to ¥274.4 billion (down 22.4% compared to the same period of the prior year), due to the impact of a gain on sale of Hutchison 3G UK Holdings Limited shares (¥62.0 billion) recorded in the same period of the prior year.

(4)	Net income was ¥163.5 billion (down 21.3% compared to the same period of the prior year).

2.	Segment Information

(1)	Mobile phone business

Operating revenues were ¥1,202.5 billion and operating income was ¥278.9 billion.

•	Cellular (FOMA) services

–	Beginning in May 2006, we released our high-end models, the “FOMA 902iS” series handsets, all of which are equipped with a pre-installed application software for our “DCMX” mobile credit service, enhanced security and music player function. We also launched optional services to the compatible handsets including; “Data Security Services” which enable subscribers to store their phonebook list on DoCoMo’s network, “Omakase Lock” which enables users to lock their lost handsets by remote control through our call center or website, “Chaku-moji” which enables a caller to transmit a message that is displayed on the receiver’s screen until the call is answered, and “Chaku-Uta Full” which enables users to download full music tracks from i-mode sites. In June 2006, we also released the “FOMA SO902iWP+”, the first waterproof handset for FOMA. In May 2006, we released our standard model the “FOMA SO702i”, which is a compact handset with changeable front and rear covers. In June we released the “FOMA D702iBCL”, a camera-less handset for corporate users. Beginning in April 2006, we released a simple and compact handset series called “SIMPURE”, which are equipped with basic features and compatible with our international roaming-out service “WORLD WING”. The number of FOMA services subscribers increased steadily and reached 26.22 million as of June 30, 2006.

–	Voice ARPU, packet ARPU and aggregate ARPU of cellular (FOMA) services were ¥5,420, ¥2,880 and ¥8,300, respectively.

•	Cellular (mova) services

–	In April 2006, we released the “mova P506iC II” which is compatible with “Osaifu-Keitai”*. Due to continuous progress in the migration of subscribers from mova services to FOMA services, the number of mova subscribers decreased to 25.46 million as of June 30, 2006.

–	Voice ARPU, i-mode ARPU and aggregate ARPU of cellular (mova) services were ¥4,460, ¥1,080 and ¥5,540, respectively.

*	“Osaifu-Keitai” refers to mobile phones equipped with a contactless IC card, as well as the useful function and services enabled by the IC card. With this function, a mobile phone can be utilized as electronic money, a credit card, an electronic ticket, a membership card, an airline ticket, among other things.

–	The aggregate number of FOMA and mova services subscribers increased to 51.67 million. In June 2006, FOMA service surpassed mova service in the number of subscribers.

–	Voice ARPU, packet ARPU and aggregate ARPU of cellular (FOMA+mova) services were ¥4,930, ¥1,970 and ¥6,900, respectively.

–	Churn rate for cellular (FOMA+mova) services for the three months ended June 30, 2006 was 0.64%, a decrease of 0.16 points compared to the same period of the prior year.

•	i-mode services

–	The number of subscribers using i-mode-FeliCa compatible handsets reached approximately 13.80 million as of June 30, 2006. The total number of i-mode services subscribers reached 46.82 million as of June 30, 2006.

–	As for the global development, in June 2006, we agreed with Hutchison Telephone Company Limited (HTCL), a mobile operator in Hong Kong, that HTCL will introduce i-mode services in Hong Kong and Macau. The i-mode services are rolled out in 15 countries and areas including Japan as of June 30, 2006, and the number of i-mode services subscribers of all foreign carriers increased steadily.

•	International services

–	In June 2006, we lowered our tariffs and handset rental fees for “WORLD WALKER”, our international roaming-out service for mova users, and integrated the service brand name to “WORLD WING”, the service brand name for our international roaming-out service for FOMA users. As of June 30, 2006, we expanded the service area of international roaming-out services for voice calls and SMS to 136 countries and areas; for packet communications to 77 countries and areas; and for videophone calls to 25 countries and areas.

Note:

ARPU: Average monthly revenue per unit

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage of our subscribers and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter. See page 15 for the details of the calculation methods.

<Number of subscribers by services>	Thousand subscribers
	June 30, 2006	March 31, 2006	Increase (Decrease)
Cellular (FOMA) services	26,217	23,463	2,753	11.7%
Cellular (mova) services	25,456	27,680	(2,225)	(8.0)
i-mode services	46,823	46,360	463	1.0

    Note:

Number of i-mode subscribers as of June 30, 2006 = Cellular (FOMA) i-mode subscribers (25,511 thousand) + Cellular (mova) i-mode subscribers (21,312 thousand)

Number of i-mode subscribers as of March 31, 2006 = Cellular (FOMA) i-mode subscribers (22,914 thousand) + Cellular (mova) i-mode subscribers (23,446 thousand)

<Operating results>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2006	(UNAUDITED) Three months ended June 30, 2005	Increase (Decrease)
Mobile phone business operating revenues	¥1,202.5	¥1,166.3	¥36.2	3.1%
Mobile phone business operating income	278.9	288.9	(10.0)	(3.5)

(2)	PHS business

Operating revenues were ¥7.1 billion and operating loss was ¥2.3 billion.

•	In January 2006, we decided to terminate our PHS services during the three months ending December 31, 2007. We are continuously engaged in the campaign for migration of current PHS subscribers to FOMA services.

•	PHS ARPU was ¥3,170.

Note:

See page 15 for the details of the ARPU calculation methods.

<Number of subscribers>	Thousand subscribers
	June 30, 2006	March 31, 2006	Increase (Decrease)
PHS services	679	771	(92)	(11.9)%

<Operating results>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2006	(UNAUDITED) Three months ended June 30, 2005	Increase (Decrease)
PHS business operating revenues	¥7.1	¥12.9	¥(5.9)	(45.4)%
PHS business operating income (loss)	(2.3)	(0.9)	(1.4)	(162.8)

(3)	Miscellaneous businesses

Operating revenues were ¥9.0 billion and operating loss was ¥3.9 billion.

•	In order to further promote convenience of our “Osaifu-Keitai” handsets, we launched “DCMX” consumer credit services via the “iD” platform, which we established for mobile credit transactions. In April 2006, we first launched “DCMX mini”, which offers a monthly credit line of ¥10,000 with simple application procedures on i-mode. In May 2006, we launched “DCMX”, which allows users a higher credit line. With “DCMX” service, members can earn “DoCoMo points” based on their credit usage and apply for revolving or installment payment. The number of “DCMX” and “DCMX mini” members surpassed 300,000 as of June 30, 2006. We will continue to increase the number of shops and other sites equipped with “ID” compatible readers/writers.

•	In our public wireless LAN service, the number of our domestic hot spots increased to 1,284 as of June 30, 2006.

•	In April 2005, we decided to terminate Quickcast services on March 31, 2007.

<Operating results>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2006	(UNAUDITED) Three months ended June 30, 2005	Increase (Decrease)
Miscellaneous businesses operating revenues	¥9.0	¥7.9	¥1.1	14.4%
Miscellaneous businesses operating income (loss)	(3.9)	(0.4)	(3.5)	(793.6)

3.	Capital Expenditures

Total capital expenditures were ¥214.7 billion.

•	For reinforcement of our competitiveness prior to the introduction of the Mobile Number Portability, we expanded the coverage areas of FOMA services, improved network quality, and reinforced our FOMA network to meet the increase in traffic demand. We also continued our efforts to make capital expenditures more efficient and less costly by saving on equipment purchase costs and improving our design and construction process. Total capital expenditures during the three months ended June 30, 2006 increased by 1.9% compared to the same period of the prior year.

<Breakdown of capital expenditures>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2006	(UNAUDITED) Three months ended June 30, 2005	Increase (Decrease)
Mobile phone business	¥187.3	¥185.5	¥1.9	1.0%
PHS business	0.2	0.2	(0.0)	(7.0)
Other (including information systems)	27.1	25.0	2.1	8.3
Total capital expenditures	¥214.7	¥210.7	¥4.0	1.9%

4.	Cash Flow Conditions

•	Net cash provided by operating activities was ¥98.4 billion (down 69.9% compared to the same period of the prior year). Net cash provided by operating activities decreased mainly owing to an increase in the payment of income taxes to ¥218.6 billion from ¥56.2 billion in the same period of the prior year, when deferred tax assets from the impairment of our investment in AT&T Wireless Services, Inc. were realized.

•	Net cash used in investing activities was ¥264.6 billion (up 87.4% compared to the same period of the prior year). Net cash used in investing activities increased mainly due to increases in acquisitions of property, plant and equipment and non-current investments, and decreases in inflow of cash from sales of non-current investments and net-inflow of cash from investments with original maturities of longer than 3 months for cash management purpose.

•	Net cash used in financing activities was ¥282.4 billion (up 314.7% compared to the same period of the prior year). Net cash used in financing activities increased mainly due to increases in repayments of outstanding debt, repurchasing of our own stock, and payment of dividend. We repurchased ¥50.0 billion of our own stock in the stock market during the three months ended June 30, 2006.

•	Free cash flows were negative ¥166.2 billion. Free cash flows excluding changes in investments for cash management purpose were negative ¥165.9 billion.

<Statements of cash flows>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2006	(UNAUDITED) Three months ended June 30, 2005	Increase (Decrease)
Net cash provided by operating activities	¥98.4	¥326.3	¥(228.0)	(69.9)%
Net cash used in investing activities	(264.6)	(141.2)	(123.4)	(87.4)
Net cash used in financing activities	(282.4)	(68.1)	(214.3)	(314.7)
Free cash flows	(166.2)	185.2	(351.4)	—
Free cash flows excluding changes in investments for cash management purpose *	(165.9)	135.2	(301.0)	—

<Financial measures>	Three months ended June 30, 2006	Three months ended June 30, 2005	Increase (Decrease)
Equity ratio	67.5%	64.9%		2.6	points
Debt ratio	13.8	19.0		(5.2)

Notes:

•	Free cash flows = Net cash provided by (used in) operating activities + Net cash provided by (used in) investing activities

•	Changes in investments for cash management purpose = Changes by purchase, redemption and disposal of financial instruments with original maturities of longer than 3 months for cash management purpose

•	Equity ratio = Shareholders’ equity / Total assets

•	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities)

*	See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 16.

The names of companies, products and services shown in this Earnings Release are registered trade marks or trade marks of the respective related companies.

July 28, 2006
Consolidated Financial Statements	[U.S. GAAP]
For the Three Months Ended June 30, 2006

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
(URL http://www.nttdocomo.co.jp/)
Representative:	Masao Nakamura, Representative Director, President and Chief Executive Officer
Contact:	Masahiko Yamada, Senior Manager, General Affairs Department / TEL +81-3-5156-1111

1. Notes Related to the Preparation of the Consolidated Financial Statements

(1)	Adoption of simplified accounting methods: No
(2)	Difference in the method of accounting recognition from the most recent fiscal year: No
(3)	Change of reporting entities
	Number of consolidated companies added:	1	Number of consolidated companies removed: 0
	Number of companies on equity method added:	0	Number of companies on equity method removed: 0

2. Consolidated Financial Results for the Three Months Ended June 30, 2006 (April 1, 2006 - June 30, 2006)

(1)	Consolidated Results of Operations

Amounts are rounded off to the nearest 1 million yen.

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income
Three months ended June 30, 2006	1,218,560	2.7%	272,727	(5.2)%	274,383	(22.4)%	163,512	(21.3)%
Three months ended June 30, 2005	1,187,082	(2.8)%	287,614	4.0%	353,426	27.6%	207,860	22.0%

Year ended March 31, 2006	4,765,872		832,639		952,303		610,481

	Basic Earnings per Share		Diluted Earnings per Share
Three months ended June 30, 2006	3,684.23	(yen)	3,684.23	(yen)
Three months ended June 30, 2005	4,495.01	(yen)	4,495.01	(yen)

Year ended March 31, 2006	13,491.28	(yen)	13,491.28	(yen)

Notes:	1. The weighted average number of shares outstanding:	For the three months ended June 30, 2006: 44,381,601 shares
For the three months ended June 30, 2005: 46,242,384 shares
For the fiscal year ended March 31, 2006: 45,250,031 shares

2. Percentage for operating revenues, operating income, income before income taxes and net income in the above tables represents changes compared to the corresponding previous period.

(2)	Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
June 30, 2006	6,022,271	4,065,546	67.5%	91,999.59	(yen)
June 30, 2005	6,212,590	4,029,498	64.9%	87,275.57	(yen)

March 31, 2006	6,365,257	4,052,017	63.7%	91,109.33	(yen)

Note:	The number of shares outstanding as of June 30, 2006 and 2005, and March 31, 2006 were 44,190,915, 46,169,825 and 44,474,227, respectively.

(3) Consolidated Cash Flows	(Millions of yen)
	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
Three months ended June 30, 2006	98,381	(264,584)	(282,441)	391,992
Three months ended June 30, 2005	326,334	(141,159)	(68,100)	890,676

Year ended March 31, 2006	1,610,941	(951,077)	(590,621)	840,724

3. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

	(Millions of yen)
	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2007	4,838,000	815,000	488,000

(Reference) Expected Earnings per Share:    10,972.65 yen

Notes:	1. There has been no change in our forecasts for the fiscal year ending March 31, 2007 since we announced the forecasts on April 28, 2006.

2. With regard to the above forecasts, please refer to page 17.

* Consolidated financial statements are unaudited.

<< Consolidated Financial Statements >>

1.	Consolidated Balance Sheets

	Millions of yen
	(UNAUDITED) June 30, 2006	(UNAUDITED) June 30, 2005	Increase (Decrease)		March 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	¥391,992	¥890,676	¥(498,684)	(56.0)%	¥840,724
Short-term investments	151,747	150,017	1,730	1.2	51,237
Accounts receivable	612,228	613,723	(1,495)	(0.2)	609,837
Allowance for doubtful accounts	(14,258)	(16,279)	2,021	12.4	(14,740)
Inventories	252,098	167,874	84,224	50.2	229,523
Deferred tax assets	95,773	97,641	(1,868)	(1.9)	111,795
Income taxes receivable	20,189	92,869	(72,680)	(78.3)	—
Prepaid expenses and other current assets	128,636	156,538	(27,902)	(17.8)	98,382

Total current assets	1,638,405	2,153,059	(514,654)	(23.9)	1,926,758

Property, plant and equipment:
Wireless telecommunications equipment	4,824,010	4,473,715	350,295	7.8	4,743,136
Buildings and structures	744,284	701,240	43,044	6.1	736,660
Tools, furniture and fixtures	616,688	592,854	23,834	4.0	610,759
Land	198,128	196,361	1,767	0.9	197,896
Construction in progress	174,381	167,804	6,577	3.9	134,240
Accumulated depreciation and amortization	(3,743,584)	(3,410,284)	(333,300)	(9.8)	(3,645,237)

Total property, plant and equipment, net	2,813,907	2,721,690	92,217	3.4	2,777,454

Non-current investments and other assets:
Investments in affiliates	177,207	41,084	136,123	331.3	174,121
Marketable securities and other investments	300,150	226,082	74,068	32.8	357,824
Intangible assets, net	550,412	539,270	11,142	2.1	546,304
Goodwill	141,055	140,176	879	0.6	141,094
Other assets	214,129	217,218	(3,089)	(1.4)	264,982
Deferred tax assets	187,006	174,011	12,995	7.5	176,720

Total non-current investments and other assets	1,569,959	1,337,841	232,118	17.4	1,661,045

Total assets	¥6,022,271	¥6,212,590	¥(190,319)	(3.1)%	¥6,365,257

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥149,607	¥288,794	¥(139,187)	(48.2)%	¥193,723
Short-term borrowings	160	—	160	—	152
Accounts payable, trade	715,526	651,060	64,466	9.9	808,136
Accrued payroll	28,053	27,060	993	3.7	41,799
Accrued interest	1,044	1,637	(593)	(36.2)	1,264
Accrued income taxes	69,747	71,633	(1,886)	(2.6)	168,587
Other current liabilities	141,599	159,964	(18,365)	(11.5)	154,638

Total current liabilities	1,105,736	1,200,148	(94,412)	(7.9)	1,368,299

Long-term liabilities:
Long-term debt (exclusive of current portion)	500,300	657,978	(157,678)	(24.0)	598,530
Liability for employees’ retirement benefits	137,344	140,911	(3,567)	(2.5)	135,511
Other long-term liabilities	212,218	183,111	29,107	15.9	209,780

Total long-term liabilities	849,862	982,000	(132,138)	(13.5)	943,821

Total liabilities	1,955,598	2,182,148	(226,550)	(10.4)	2,312,120

Minority interests in consolidated subsidiaries	1,127	944	183	19.4	1,120

Shareholders’ equity:
Common stock	949,680	949,680	—	—	949,680
Additional paid-in capital	1,311,013	1,311,013	—	—	1,311,013
Retained earnings	2,287,302	2,261,994	25,308	1.1	2,212,739
Accumulated other comprehensive income	15,745	34,504	(18,759)	(54.4)	26,781
Treasury stock, at cost	(498,194)	(527,693)	29,499	5.6	(448,196)

Total shareholders’ equity	4,065,546	4,029,498	36,048	0.9	4,052,017

Total liabilities and shareholders’ equity	¥6,022,271	¥6,212,590	¥(190,319)	(3.1)%	¥6,365,257

2.	Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	(UNAUDITED) Three months ended June 30, 2006	(UNAUDITED) Three months ended June 30, 2005	Increase (Decrease)		Year ended March 31, 2006
Operating revenues:
Wireless services	¥1,094,933	¥1,059,768	¥35,165	3.3%	¥4,295,856
Equipment sales	123,627	127,314	(3,687)	(2.9)	470,016
Total operating revenues	1,218,560	1,187,082	31,478	2.7	4,765,872

Operating expenses:
Cost of services (exclusive of items shown separately below)	170,022	166,179	3,843	2.3	746,099
Cost of equipment sold (exclusive of items shown separately below)	300,667	264,471	36,196	13.7	1,113,464
Depreciation and amortization	169,288	165,484	3,804	2.3	738,137
Selling, general and administrative	305,856	303,334	2,522	0.8	1,335,533
Total operating expenses	945,833	899,468	46,365	5.2	3,933,233

Operating income	272,727	287,614	(14,887)	(5.2)	832,639

Other income (expense):
Interest expense	(1,438)	(2,203)	765	34.7	(8,420)
Interest income	267	2,339	(2,072)	(88.6)	4,659
Gain on sale of affiliate shares	—	61,962	(61,962)	(100.0)	61,962
Gain on sale of other investments	3	—	3	—	40,088
Other, net	2,824	3,714	(890)	(24.0)	21,375
Total other income (expense)	1,656	65,812	(64,156)	(97.5)	119,664

Income before income taxes	274,383	353,426	(79,043)	(22.4)	952,303

Income taxes	110,736	144,820	(34,084)	(23.5)	341,382
Equity in net income (losses) of affiliates	(126)	(754)	628	83.3	(364)
Minority interests in consolidated subsidiaries	(9)	8	(17)	—	(76)

Net income	¥163,512	¥207,860	¥(44,348)	(21.3)%	¥610,481

Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(10,852)	(2,312)	(8,540)	(369.4)	7,662
Net revaluation of financial instruments, net of applicable taxes	(98)	192	(290)	—	121
Foreign currency translation adjustment, net of applicable taxes	(205)	(21,055)	20,850	99.0	(42,597)
Minimum pension liability adjustment, net of applicable taxes	119	70	49	70.0	3,986

Comprehensive income	¥152,476	¥184,755	¥(32,279)	(17.5)%	¥579,653

PER SHARE DATA
Weighted average common shares outstanding – basic and diluted (shares)	44,381,601	46,242,384	(1,860,783)	(4.0)	45,250,031

Basic and diluted earnings per share (Yen)	¥3,684.23	¥4,495.01	¥(810.78)	(18.0%)	¥13,491.28

3.	Consolidated Statements of Shareholders’ Equity

	Millions of yen
	(UNAUDITED) Three months ended June 30, 2006	(UNAUDITED) Three months ended June 30, 2005	Increase (Decrease)		Year ended March 31, 2006
Common stock:
At beginning of period	¥949,680	¥949,680	¥—	—%	¥949,680

At end of period	949,680	949,680	—	—	949,680

Additional paid-in capital:
At beginning of period	1,311,013	1,311,013	—	—	1,311,013

At end of period	1,311,013	1,311,013	—	—	1,311,013

Retained earnings:
At beginning of period	2,212,739	2,100,407	112,332	5.3	2,100,407
Cash dividends	(88,949)	(46,273)	(42,676)	(92.2)	(135,490)
Retirement of treasury stock	—	—	—	—	(362,659)
Net income	163,512	207,860	(44,348)	(21.3)	610,481

At end of period	2,287,302	2,261,994	25,308	1.1	2,212,739

Accumulated other comprehensive income:
At beginning of period	26,781	57,609	(30,828)	(53.5)	57,609
Unrealized holding gains (losses) on available-for-sale securities	(10,852)	(2,312)	(8,540)	(369.4)	7,662
Net revaluation of financial instruments	(98)	192	(290)	—	121
Foreign currency translation adjustment	(205)	(21,055)	20,850	99.0	(42,597)
Minimum pension liability adjustment	119	70	49	70.0	3,986

At end of period	15,745	34,504	(18,759)	(54.4)	26,781

Treasury stock, at cost:
At beginning of period	(448,196)	(510,777)	62,581	12.3	(510,777)
Purchase of treasury stock	(49,998)	(16,916)	(33,082)	(195.6)	(300,078)
Retirement of treasury stock	—	—	—	—	362,659

At end of period	(498,194)	(527,693)	29,499	5.6	(448,196)

Total shareholders’ equity	¥4,065,546	¥4,029,498	¥36,048	0.9%	¥4,052,017

4.	Consolidated Statements of Cash Flows

	Millions of yen
	(UNAUDITED) Three months ended June 30, 2006	(UNAUDITED) Three months ended June 30, 2005	Year ended March 31, 2006
I Cash flows from operating activities:
1. Net income	¥163,512	¥207,860	¥610,481
2. Adjustments to reconcile net income to net cash provided by operating activities—
(1) Depreciation and amortization	169,288	165,484	738,137
(2) Deferred taxes	12,253	73,707	49,101
(3) Loss on sale or disposal of property, plant and equipment	2,981	1,868	36,000
(4) Gain on sale of affiliate shares	—	(61,962)	(61,962)
(5) Gain on sale of other investments	(3)	—	(40,088)
(6) Expense associated with sale of other investments	—	—	14,062
(7) Equity in net losses (income) of affiliates	(189)	810	(1,289)
(8) Minority interests in consolidated subsidiaries	9	(8)	76
(9) Changes in assets and liabilities:
(Increase) decrease in accounts receivable, trade	(2,391)	16,150	21,345
Decrease in allowance for doubtful accounts	(482)	(1,197)	(3,623)
Increase in inventories	(22,575)	(11,448)	(73,094)
(Increase) decrease in income taxes receivable	(20,189)	—	92,869
(Increase) decrease in prepaid expenses and other current assets	(30,242)	(42,125)	16,323
(Decrease) increase in accounts payable, trade	(58,341)	(53,023)	45,108
(Decrease) increase in accrued income taxes	(98,840)	14,190	111,141
(Decrease) increase in other current liabilities	(13,039)	23,076	17,641
Increase (decrease) in liability for employees’ retirement benefits	1,833	2,237	(3,378)
Increase in other long-term liabilities	4,419	682	24,725
Other, net	(9,623)	(9,967)	17,366

Net cash provided by operating activities	98,381	326,334	1,610,941

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(185,941)	(166,682)	(638,590)
2. Purchases of intangible and other assets	(63,391)	(49,133)	(195,277)
3. Purchases of non-current investments	(15,017)	(41)	(292,556)
4. Proceeds from sale of non-current investments	36	23,870	25,142
5. Purchases of short-term investments	(762)	—	(252,474)
6. Redemption of short-term investments	411	100,000	501,433
7. Collection of loan advances	—	228	229
8. Long-term bailment for consumption to a related party	—	(50,000)	(100,000)
9. Other, net	80	599	1,016

Net cash used in investing activities	(264,584)	(141,159)	(951,077)

III Cash flows from financing activities:
1. Repayment of long-term debt	(142,316)	(3,826)	(150,304)
2. Proceeds from short-term borrowings	160	19,500	27,002
3. Repayment of short-term borrowings	(152)	(19,500)	(27,010)
4. Principal payments under capital lease obligations	(1,185)	(1,084)	(4,740)
5. Payments to acquire treasury stock	(49,998)	(16,916)	(300,078)
6. Dividends paid	(88,949)	(46,273)	(135,490)
7. Other, net	(1)	(1)	(1)

Net cash used in financing activities	(282,441)	(68,100)	(590,621)

IV Effect of exchange rate changes on cash and cash equivalents	(88)	3,649	1,529

V Net increase (decrease) in cash and cash equivalents	(448,732)	120,724	70,772
VI Cash and cash equivalents at beginning of period	840,724	769,952	769,952

VII Cash and cash equivalents at end of period	¥391,992	¥890,676	¥840,724

Supplemental disclosures of cash flow information:
Cash received during the year for
Income taxes	¥5	¥1	¥93,103
Cash paid during the period for:
Interest	1,659	2,076	8,666
Income taxes	218,557	56,223	182,914
Non-cash investing and financing activities:
Retirement of treasury stock	—	—	362,659

11

Notes to Unaudited Consolidated Financial Statements

The accompanying unaudited consolidated financial statements of NTT DoCoMo, Inc. and its subsidiaries (collectively “DoCoMo”) has been prepared in accordance with accounting principles generally accepted in the United States of America.

The followings are explanations regarding the adoption of new accounting standards in the three months ended June 30, 2006 and the summary of revenue recognition.

1.	Adoption of new accounting standards

Inventory Pricing

Effective April 1, 2006, DoCoMo adopted Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs -an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4” issued by the Financial Accounting Standards Board (“FASB”). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB No. 43, Chapter 4 previously stated that such costs might be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of SFAS No. 151 did not have any impact on DoCoMo’s results of operations and financial position.

Exchanges of Non-monetary Assets

Effective April 1, 2006, DoCoMo adopted SFAS No. 153, “Exchanges of Non-monetary Assets -an amendment of Accounting Principles Board (“APB”) Opinion No. 29” issued by the FASB. The amendment eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The adoption of SFAS No. 153 did not have any impact on DoCoMo’s results of operations and financial position.

Accounting Changes and Error Corrections

Effective April 1, 2006, DoCoMo adopted SFAS No. 154, “Accounting Changes and Error Corrections -a replacement of APB Opinion No. 20 and the FASB statement No. 3” issued by the FASB. SFAS No. 154 replaces APB Opinion No. 20 (“APB No. 20”), “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. The adoption of SFAS No. 154 did not have any impact on DoCoMo’s results of operations and financial position. DoCoMo will continue to apply the requirements of SFAS No. 154 to any future accounting changes and error corrections.

12

2.	Summary of revenue recognition

Base monthly service charges and airtime charges are recognized as revenues as service is provided to the subscribers. DoCoMo’s monthly rate plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 2003, the total amount of the base monthly charges was recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. In November 2003, DoCoMo introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. In addition, DoCoMo introduced an arrangement which enables the unused allowances offered in and after December 2004 that have been carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other lines in the “Family Discount” group, a discount billing arrangement for families with between two and ten DoCoMo subscriptions. Until the year ended March 31, 2006, DoCoMo had deferred revenues based on the portion of all unused allowances at the end of the period. The deferred revenues are recognized as revenues as the subscribers make calls or data communications, similar to the way airtime revenues are recognized, or as the allowance expires. As DoCoMo developed sufficient empirical evidence to reasonably estimate the portion of allowance that will be forfeited as unused, DoCoMo started to recognize the revenue attributable to such forfeited allowances ratably as the remaining allowances are utilized, effective April 1, 2006. The effect of this accounting change was not material for DoCoMo’s results of operations and financial position.

Certain commissions paid to purchasers (primarily agent resellers) are recognized as a reduction of revenue upon delivery of the equipment to the purchasers (primarily agent resellers) in accordance with Emerging Issues Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”.

Non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the estimated average period of the customer relationship for each service. The related direct costs are deferred only to the extent of the upfront fee amount and are amortized over the same period.

13

(APPENDIX 1)

Operation Data for 1st Quarter of FY2006

		Full-year forecasts: As announced at Apr. 28,
		[Ref.] Fiscal 2005 (Ended Mar. 31, 2006) Full-year results	[Ref.] First Quarter (Apr.-Jun. 2005) Results	Fiscal 2006 First Quarter (Apr.-Jun. 2006) Results	[Ref.] Fiscal 2006 (Ending Mar. 31, 2007) Full-year forecasts
Cellular

Subscribers	thousands	51,144	49,430	51,672	52,900
FOMA	thousands	23,463	13,710	26,217	35,000
mova	thousands	27,680	35,719	25,456	17,900
Market share (1) (2)%		55.7	56.1	55.6	—
Net increase from previous period (2)	thousands	2,319	605	529	1,756
FOMA (2)	thousands	11,963	2,210	2,753	11,537
mova (2)	thousands	-9,644	-1,605	-2,225	-9,780
Aggregate ARPU (FOMA+mova) (3)	yen/month/contract	6,910	6,940	6,900	6,690
Voice ARPU (4)	yen/month/contract	5,030	5,120	4,930	4,760
Packet ARPU	yen/month/contract	1,880	1,820	1,970	1,930
i-mode ARPU	yen/month/contract	1,870	1,810	1,950	1,910
ARPU generated purely from i-mode (FOMA+mova) (3)	yen/month/contract	2,040	1,990	2,120	2,070
Aggregate ARPU (FOMA) (3)	yen/month/contract	8,700	9,090	8,300	7,790
Voice ARPU (4)	yen/month/contract	5,680	5,990	5,420	5,090
Packet ARPU	yen/month/contract	3,020	3,100	2,880	2,700
i-mode ARPU	yen/month/contract	2,980	3,070	2,840	2,660
ARPU generated purely from i-mode (FOMA) (3)	yen/month/contract	3,040	3,110	2,910	2,740
Aggregate ARPU (mova) (3)	yen/month/contract	5,970	6,190	5,540	5,240
Voice ARPU (4)	yen/month/contract	4,680	4,820	4,460	4,320
i-mode ARPU	yen/month/contract	1,290	1,370	1,080	920
ARPU generated purely from i-mode (mova) (3)	yen/month/contract	1,460	1,550	1,260	1,080
MOU (FOMA+mova) (3) (5)	minute/month/contract	149	149	145	—
MOU (FOMA) (3) (5)	minute/month/contract	202	214	181	—
MOU (mova) (3) (5)	minute/month/contract	122	126	110	—
Churn Rate (2)%		0.77	0.80	0.64	—
i-mode
Subscribers	thousands	46,360	44,659	46,823	47,900
FOMA	thousands	22,914	13,514	25,511	—
i-appliTM compatible (6)	thousands	36,058	31,330	37,314	—
i-mode Subscription Rate (2)%		90.6	90.3	90.6	90.5
Net increase from previous period	thousands	2,339	638	463	1,540
i-Menu Sites (FOMA)(7)	sites	6,028	5,082	6,590	—
i-Menu Sites (mova)(7)	sites	5,043	4,681	5,158	—
Access Percentage by Content Category
Ringing tone/Screen	%	21	24	16	—
Game/Horoscope	%	24	22	24	—
Entertainment Information	%	27	27	32	—
Information	%	12	12	10	—
Database	%	5	5	6	—
Transaction	%	11	10	12	—
Percentage of Packets Transmitted
Web	%	96	96	97	—
Mail	%	4	4	3	—
PHS
Subscribers	thousands	771	1,150	679	320
Market Share (1)%		16.4	25.7	14.2	—
Net increase from previous period	thousands	-543	-164	-92	-451
ARPU (4)	yen/month/contract	3,280	3,320	3,170	—
MOU (5) (8)	minute/month/contract	72	74	62	—
Data transmission rate (time) (8)(9)%		76.2	75.8	76.7	—
Churn Rate	%	4.64	4.83	4.28	—
Others
Prepaid Subscribers (10)	thousands	53	68	49	—
Communication Module Service Subscribers (10)	thousands	665	582	733	990
FOMA Ubiquitous plan (11)	thousands	1	—	40	—
DoPa Single Service (12)	thousands	665	582	693	—

*	International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculation from the fiscal year ended Mar. 31, 2006, due to its growing contribution to total revenues.

[Notes associated with the above-mentioned change]

•	International service-related ARPU included in the ARPU results for FY2005 and forecasts for FY2006, are as below:

	FY2005 (Ended Mar. 31, 2006) Full-year results	First Quarter (Apr.-Jun. 2005) Results	FY2006 First Quarter (Apr.-Jun. 2006) Results	FY2006 (Ending Mar. 31, 2007) Full-year forecasts
Aggregate ARPU (FOMA+mova)	40 yen	30 yen	50 yen	60 yen
Aggregate ARPU (FOMA)	70 yen	60 yen	70 yen	80 yen
Aggregate ARPU (mova)	30 yen	20 yen	20 yen	40 yen

*	Please refer to the attached sheet (P.15) for an explanation of the methods used to calculate ARPU, and the number of active subscribers used in calculating ARPU, MOU and Churn Rate.
(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association
(2)	Data are calculated including Communication Module Service subscribers.
(3)	Data are calculated excluding Communication Module Services-related revenues and Communication Module Services subscribers.
(4)	Inclusive of circuit-switched data communications
(5)	MOU (Minutes of Usage): Average communication time per one month per one user
(6)	Sum of FOMA handsets and mova handsets
(7)	The number of i-menu Sites charged per view are added to the existing number of i-menu Sites charged with fixed monthly fee.
(8)	Not inclusive of data communication time via @FreeD service
(9)	Percentage of data traffic to total outbound call time
(10)	Included in total cellular subscribers
(11)	Included in FOMA subscribers
(12)	Included in mova subscribers

14

(APPENDIX 2)

ARPU Calculation Methods

1. ARPU (Average monthly revenue per unit)*1

i)	ARPU (FOMA + mova)

Aggregate ARPU (FOMA+mova)=Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

Voice ARPU (FOMA+mova) : Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

Packet ARPU (FOMA+mova) : {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges)+ i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)}/ No. of active cellular phone subscribers (FOMA+mova)

i-mode ARPU (FOMA+mova) *2 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

ARPU generated purely from i-mode (FOMA+mova) *3 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA+mova)

ii)	ARPU (FOMA)

Aggregate ARPU (FOMA)=Voice ARPU (FOMA) + Packet ARPU (FOMA)

Voice ARPU (FOMA) : Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA)

Packet ARPU (FOMA) : Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

i-mode ARPU *2 (FOMA) : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

ARPU generated purely from i-mode (FOMA) *3 : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA)

iii)	ARPU (mova)

Aggregate ARPU (mova)=Voice ARPU (mova) + i-mode ARPU (mova)

Voice ARPU (mova) : Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (mova)

i-mode ARPU (mova) *2 : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (mova)

ARPU generated purely from i-mode (mova) *3 : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (mova)

iv)	ARPU (PHS)

ARPU (PHS) : ARPU (PHS) Related Revenues (monthly charges, voice transmission charges) / No. of active PHS subscribers

2. Active Subscribers Calculation Methods

No.	of active subscribers used in ARPU/MOU/Churn Rate calculations are sum of No. of active subscribers *4 for each month.

*1	Communication Module service subscribers and the revenues thereof are not included in the ARPU and MOU calculations.

*2	The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of cellular subscribers to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

*3	ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is calculated using only the number of active

i-mode subscribers as a denominator.

*4	active subscribers = (No. of subscribers at the end of previous month + No. of subscribers at the end of current month) / 2

15

(APPENDIX 3)

Reconciliations of the Disclosed Non-GAAP Financial Measures to

the Most Directly Comparable GAAP Financial Measures

1. EBITDA and EBITDA margin

	Billions of yen
	Three months ended June 30, 2006	Three months ended June 30, 2005
a. EBITDA	¥445.0	¥455.0

Depreciation and amortization	(169.3)	(165.5)
Losses on sale or disposal of property, plant and equipment	(3.0)	(1.9)

Operating income	272.7	287.6

Other income (expense)	1.7	65.8
Income taxes	(110.7)	(144.8)
Equity in net income (losses) of affiliates	(0.1)	(0.8)
Minority interests in consolidated subsidiaries	(0.0)	0.0

b. Net income	163.5	207.9

c. Total operating revenues	1,218.6	1,187.1

EBITDA margin (=a/c)	36.5%	38.3%
Net income margin (=b/c)	13.4%	17.5%

Note: EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2. Free cash flows excluding changes in investments for cash management purpose

	Billions of yen
	Three months ended June 30, 2006	Three months ended June 30, 2005
Free cash flows excluding changes in investments for cash management purpose	¥(165.9)	¥135.2

Changes in investments for cash management purpose	(0.4)	50.0

Free cash flows	(166.2)	185.2

Net cash used in investing activities	(264.6)	(141.2)
Net cash provided by operating activities	98.4	326.3

Note:	Changes in investments for cash management purpose were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purpose with original maturities of longer than three months.

16

Special Note Regarding Forward-Looking Statements

This Earnings Release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

•	As competition in the market is expected to become more fierce due to changes in the business environment caused by the introduction of Mobile Number Portability and new market entrants, competition from other cellular service providers or other technologies could limit our acquisition of new subscribers, retention of existing subscribers and average revenue per unit (ARPU), or may lead to an increase in our costs and expenses.

•	The new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth.

•	The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group may adversely affect our financial condition and results of operations.

•	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

•	The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

•	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

•	As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects, or missing of handsets or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

•	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

•	Inadequate handling of subscriber information by our corporate group or contractors may adversely affect our credibility or corporate image.

•	Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

•	Earthquakes, power shortages, malfunctioning of equipment, and software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.

•	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

•	Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

17

NTT DoCoMo, Inc. RESULTS FOR THE FIRST QUARTER OF THE FISCAL YEAR ENDING Mar. 31, 2007 JULY 28, 2006 Copyright (C) 2006 NTT DoCoMo, Inc. All rights reserved.

1
SLIDE No.
1 Results For 1Q of 2006
/27
Forward-Looking Statements
The forecasts presented herein are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and
Section 21E of the U.S. Securities Act of 1934.  Statements made in this presentation with respect to DoCoMo’s plans, objectives, projected financials, operational figures, beliefs and other statements that are not historical fasts are forward-looking statements about the future performance of DoCoMo which are based on management’s expectations, assumptions, estimates, projections and beliefs in light of information currently available to it.  These forward-looking statements, such as statements regarding the introduction of new products and services or termination or suspension of existing services, financial and operational forecasts, dividend payments, the growth of the Japanese cellular market and the ubiquitous services market, the growth of data usage, the growth of DoCoMo’s cellular phone business, the migration of users to DoCoMo’s 3G services and associated improvements in 3G services, improvements in 3G and 2G coverage area, the potential growth in the
Japanese credit card business and DoCoMo’s credit business, and managements goals are subject to various risks and uncertainties that could cause actual results to be materially different from and worse than as described in the forward-looking statements. Potential risks and uncertainties include, without limitation, as competition in the market is expected to become more fierce due to changes in the business environment caused by the introduction of mobile number portability and new market entrants, competition from other cellular service providers or other technologies could limit our acquisition of new subscribers, retention of existing subscribers and average revenue per unit (ARPU), or may lead to an increase in our costs and expenses; the new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth; the introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group may adversely affect our financial condition and results of operations; limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction; the W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers; our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect; as electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects, or missing of handsets or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations; social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image; inadequate handling of subscriber information by our corporate group or contractors may adversely affect our credibility or corporate image; owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others; earthquakes, power shortages, malfunctioning of equipment, and software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause system failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image; concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations; our parent, NTT, could exercise influence that may not be in the interests of our other shareholders.
Further information about the factors that could affect the company’s results is included in “Item 3.D: Risk Factors” of its annual report on
Form 20-F filed with the U.S. Securities and Exchange Commission on June 27, 2005, which is available in the investor relations section of the company’s web page at www.nttdocomo.com and also at the SEC’s web site at www.sec.gov.

FY2006 First Quarter Results Highlights

3
SLIDE No.
3 Results For 1Q of 2006
/27
u Consolidated financial statements in this document are unaudited.
u Adjusted free cash flows exclude the effects of irregular factors and changes in investments for cash management purposes.
- Irregular Factors represent the effects of uncollected revenues due to bank holidays at the end of the fiscal year.
- Changes in investment for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.
[
For an explanation of the calculation process of these numbers, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 27 and the IR page of our web site, www.nttdocomo.co.jp.
FY2006 1Q Financial Results Highlights
US GAAP
—
-1.8
points
-2.2%
-21.3%
-22.4%
-5.2%
+3.5%
+2.7%
Changes
(1) Õ (2)
— 33.1 36.5 38.3
EBITDA Margin
(%)
*
— 280.0 -165.9 135.2
Adjusted Free Cash Flows
(Billions of Yen) *
25.5% 4,176.0 1,065.4 1,029.0
Cellular Services Revenues
(Billions of Yen)
Progress to
Forecast
(2) /(3)
2007/3
Full-Year
Forecast (3)
2006/4-6
(1Q) (2)
2005/4-6
(1Q) (1)
1,601.0
488.0
815.0
810.0
4,838.0
33.7% 274.4 353.4
Income Before Income Taxes
(Billions of Yen)
33.7% 272.7 287.6
Operating Income
(Billions of Yen)
25.2% 1,218.6 1,187.1
Operating Revenues
(Billions of Yen)
27.8% 445.0 455.0
EBITDA
(Billions of Yen)
*
33.5% 163.5 207.9
1Q/Full-year Net Income
(Billions of Yen)

4
SLIDE No.
4 Results For 1Q of 2006
/27
FY2006 1Q Results Highlights
n
Operating Income: Down 14.9 billion year-on-year
• Progress to FY2006 full-year forecast:33.7%
n n
Operating Revenues: Up 31.5 billion year-on-year
•
Cellular services revenues grew 36.4 billion yen year-on-year.
(Inclusive of the impact of including in revenues the portion of “Nikagetsu
Kurikoshi” (2-month carry over) allowances that are projected to expire)
n
Operating Expenses: Up 46.4 billion year-on-year
• Equipment sales-related expenses increased 28.4 billion yen, due to growth in no. of handsets sold and percentage of FOMA handsets to total sales.
n
Capital Expenditures: 215 billion yen
•
Progress to FY2006 full-year forecast: 23.7%
w Equipment sales-related expenses = Cost of equipment + Distributor commissions
Capital Expenditures
Operating Revenues/Income/Expenses

5
SLIDE No.
5 Results For 1Q of 2006
/27
0.6
0.7
0.8
0.9
1.0
1.1
1.2
1.3
1.4
(1Q)
(2Q)   (3Q)    (4Q)   (1Q)     (2Q)   (3Q)   (4Q)   (1Q)   (2Q)   (3Q)   (4Q)   (1Q)
FY2003
FY2004    FY2005    FY2006
Successfully maintained low churn rate at 0.64% in FY2006/1Q
u
Inclusive of Communication Module Service subscribers
(%)
Full year churn rate: 1.01%
Full year churn rate: 1.21%
Full year churn rate: 0.77%
-0.16
points
0.80%
0.64%
Successful Reduction of Churn Rate

6
SLIDE No.
6 Results For 1Q of 2006
/27
-30
-20
-10
0
10
20
30
40
50
60
70
80
04/4  5 6 7 8 9 10  11 12  1 2 3 05/4   5 6 7 8 9 10   11 12    1 2 3 06/4    5  6
FY2004     FY2005    FY2006
Monthly Market Share of Net Additions
(%)
u
Source of data used in calculation: Telecommunications Carriers Association (TCA)
DoCoMo was No.1 in market share of net additions in FY2006/1Q, acquiring 49.1% of total.
Vodafone Vodafone
KDDI(au+TU-KA)

7
SLIDE No.
7 Results For 1Q of 2006
/27
0
1,000
2,000
3,000
4,000
5,000
6,000
04/6     04/9     04/12     05/3      05/6     05/9     05/12     06/3     06/06    07/3 (Forecast)
Subscriber Migration to FOMA
(10,000 subscribers)
5,167
5,290
u Inclusive of Communication Module Service subscribers
1,371
(27.7%)
458
(9.8%)
2,622
(50.7%)
Numbers in parentheses indicate the percentage of FOMA subscribers to total cellular subscribers
FOMA subscribers exceeded 50% of DoCoMo’s total subscribers.
(Total FOMA
subs: 26.22 million, 50.7% of total
(As of Jun. 30, 2006)
)
% of FOMA subs
topped
50%
of total
(Jun. 18, 2006)
mova
3,500
(66.2%)
FOMA subs.
projected to
reach
2/3 of total

8
SLIDE No.
8 Results For 1Q of 2006
/27
0
20
40
60
80
100
120
140
160
180
200
-20.0
-15.0
-10.0
-5.0
0.0
5.0
10.0
15.0
20.0
MOU (Left axis)
152 155 153 145 149 152 151 146 145
Year-on-year changes in MOU (Right axis)
-6.2 -3.7 -4.4 -5.8 -2.0 -1.9 -1.3 0.7 -2.7
04/4-6(1Q) 04/7-9(2Q) 04/10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 05/7-9(2Q) 05/10-12(3Q) 06/1-3(4Q) 06/4-6(1Q)
Cellular (FOMA+mova) MOU
MOU for FY2006/1Q was 145 minutes (Down -2.7% year-on-year)
u
For an explanation of MOU, see Slide 26 of this document, “Definition and Calculation Methods of MOU and ARPU”.
(%)
(Minutes)

9
SLIDE No.
9 Results For 1Q of 2006
/27
-12
-8
-4
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
0
4
8
12
16
Packet ARPU (Left axis)
1,950 1,900 1,820 1,830 1,820 1,880 1,880 1,940 1,970 1,930
(Incl.)
i-mode ARPU
1940 1890 1810 1820 1,810 1,870 1,860 1,920 1950 1,910
Voice ARPU (Left axis)
5,450 5,440 5,350 5,090 5,120 5,170 5,040 4,780 4,930 4,760
International service ARPU
20
(
Excl.
)
20
(
Excl.
)
30
(
Excl.
)
30
(
Excl.
)
30
(
Incl.
)
40
(
Incl.
)
40
(
Incl.
)
40
(
Incl.
)
50
(
Incl.
)
60
(
Incl.
)
YOY decline in aggregate ARPU (right axis)
-8.2 -9.3 -8.3 -9.1 -6.2 -4 -3.5 -2.9 -0.6 -
04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 4-6(1Q) 07/(E)
Cellular (FOMA+mova)
ARPU
(Yen)
6,940
7,050
6,920
6,720
6,690
ARPU for FY2006/1Q was 6,900 yen
(Down
0.6% year-on-year)
Impact from including in revenues the portion of “Nikagetsu Kurikoshi”
(2-month carry over) allowances that are projected to expire : 200 yen
u
International  service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculations from the fiscal  year ended Mar.
31, 2006, in view of their growing contribution to total revenues.
u
For an explanation of ARPU, see Slide 26 of this document, “Definition and Calculation Methods of MOU and ARPU”.
7,400
7,340
7,170
6,920
6,900
w
Year-on-year changes in aggregate ARPU (Excluding the impact of incurring in revenues the portion of Nikagetsu Kurikoshi allowances that are projected to expire)
w
Inclusive of the impact of
incurring in revenues the
“Nikagetsu Kurikoshi”allowances
that are projected to expire (200
yen)
(%)

Principal Actions for FY2006

SLIDE No.
11 Results For 1Q of 2006
/27
0
100
200
300
400
500
600
700
2005/3 2005/6 2005/9 2005/12 2006/3 2006/6
0%
5%
10%
15%
20%
25%
30%
Strengthen Core Business Even Further (1) Pricing Measures
691
•
The growth of “pake-houdai” subscribers accelerated after lifting the subscription restrictions.
As of Jun. 30, 2006
6.91 million
(pake-houdai subscription rate: 26%)
(10,000 subs)
(subscription rat: %e)
No. of subscribers
(Left axis)
*“pake-houdai” subscription rate: No. of “pake-houdai” subs/Total no. of FOMA subs
“pake-houdai”
subscription rate*
(right axis)
Lifted
“pake-houdai”
subscription
restrictions
from March 2006

SLIDE No.
12 Results For 1Q of 2006
/27
Strengthen Core Business Even Further (2) Products
Enriched product lineup, e.g., the“902iS” series equipped with more powerful credit payment/music capabilities, and the “702iS” series featuring unique and stylish designs, etc.
902iS series 902iS series
702iS series
Mobile devices for businesses Mobile devices for businesses
• Significantly enhanced music
capabilities
• Preinstalled with DCMX-appli
(Biometric authentication,
“Omakase Lock”, etc. )
• Powerful security features
High-spec models
Unique and stylish designs Unique and stylish designs
Mobile solutions
Models “hTc Z” (HTC) and “Blackberry (RIM)
planned for release
hTc Z

SLIDE No.
13 Results For 1Q of 2006
/27
Strengthen Core Business Even Further (3) Music-related Services
Rich portfolio of music-related services, e.g., “Chaku-Uta Full”,
“music player” and “Music Channel”, etc.
w
Windows Media® Audio is a registered trademark of Microsoft Corporation in the United States and other countries.
w
Chaku-Uta Full® is a registered trademark of Sony Computer Entertainment, Inc.
Chaku-Uta
Full®
w
Music Player Music Player Music Channel Music Channel
Downloading of full music tracks Downloading of full music tracks
“avex Chaku-Uta Full mu-mo”
“Reco-choku Full” (Label Mobile, Inc.)
P902iS P902iS
(Photo) (Photo)
N902iX HIGH-SPEED
(Planned for release)
P702iD P702iD
(Planned for release) (Planned for release)
*More models to be added in the future
[Compatible Models]
n
Long-hour playback
n
Large external memory
n Compatible with a wide
array of music stores
(Japan’s first WMA-enabled phone
(F902iS) )
F902iS
The new series are compatible with
17 sites of music stores
HSDPA HSDPA
“Music Channel”—a new service
leveraging higher data speeds
n n
Automatic download Automatic download
during night during night
n n
Long-hour playback/
High quality sound
n Wide variety of music
n Wide variety of music
programs
HSDPA HSDPA
N902iX HIGH-SPEED
LABEL MOBILE INC. LABEL MOBILE INC. c
Downloading of music of Downloading of music of
choice from a rich variety of stores choice from a rich variety of stores
*No. of sites compatible with WMA
and SD Audio (As of July 24, 2006)

SLIDE No.
14 Results For 1Q of 2006
/27
Network
Handsets
[POP coverage] [POP coverage]
Mar. 31, 2007 : Mar. 31, 2007 :
70%
70%
Mar. 31, 2008
Mar. 31, 2008
8 : over
: over
over
90%
90%
3.6Mbps
(downlink)
(Possible to upgrade to
max.
14Mbps )
[Transmission speed] [Transmission speed]
[Initially]
[Future plans] [Future plans]
Plan to offer 2 models Plan to offer 2 models
N902iX HIGH-SPEED /  M2501 HIGH-SPEED
Add 2 more models around spring/2007 Add 2 more models around spring/2007
Embed HSPDA as a standard feature in Embed HSPDA as a standard feature in future 90X series phones future 90X series phones
Services
w w
Descriptions above are all plans. Descriptions above are all plans.
• Animation
• Short films
• Music videos, etc.
Provide services that leverage HSDPA’s higher download speeds
• “Music Channel”
• Large-capacity i-motion, etc.
Late Aug.2006 (Planned) Late Aug.2006 (Planned)
[Service launch]
[Service launch]
Service launch]
ervice launch]
Strengthen Core Business Even Further (4) HSDPA
[ [
Broadband content originally developed for PCs Broadband content originally developed for PCs
] ]
[Services uniquely available on mobile phones] [Services uniquely available on mobile phones]

メニュー/サーチ

検索結果

R25式モバイル
Infoseek 楽天
msn
F★ROUTE
OH! NEW?
Google
CROOZ!
livedoor
SeafTy
goo

SLIDE No.
15 Results For 1Q of 2006
/27
Improve ease of search on i-menu/general sites by enabling keyword search, with the aim to reinforce DoCoMo’s competitiveness and expand data revenues.
?50??
*Presented
in Japanese
kana order
n n
Tie-ups for General Site Search
·
Tie up with a wide range of search engines
based on an open model to improve users’
convenience
n n
i Menu Site Search
i Menu Site Search
Genre Genre
narrow-down
function function
·
Improve ease of use of iMenu’s rich official sites rich official sites
·
DoCoMo’s proprietary search function
Intra-site
search function
[Top page] [Search results]
keyword search
Strengthen Core Business Even Further (5) Search Engine
n
Strengthen i-mode’s search function
(Planned for launch in Oct. 2006)

SLIDE No.
16 Results For 1Q of 2006
/27
0
10,000
20,000
30,000
40,000
05/3 05/6 05/9 05/12 06/3 06/6 07/3E
0
5,000
10,000
15,000
20,000
Strengthen Core Business Even Further (6) Network
(No. of outdoor base stations)
Outdoor base stations
(Left axis)
Indoor systems
(Right axis)
(No. of indoor systems)
FOMA Outdoor/Indoor Coverage
Reinforce Reinforce
network quality network quality
to prepare for MNP to prepare for MNP
4,100
7,000
17,500
25,700
34,800
9,400
+10,800
+10,800
10,800 base stations base stations
+3,000
+3,000
3,000 locations locations
24,000
6,400
n
Expand FOMA coverage to a level
superior to mova’s by 2006/fall
· ·
Comprehensive coverage in buildings/underground areas
· ·
Plan to cover all JR stations/highway service areas/
“michi-no-eki” rest areas
* Examples of measures implemented in Kanto-Koshinetsu region
·Installed base stations at the fastest pace in our history, to build up competitiveness prior to MNP No. of base stations as of Mar. 31, 2007 expected to increase to 1.5 times the number as of Mar. 31, 2006.
n
Area quality improvement catered to customer requests
n
Proactive PR campaigns Proactive PR campaigns
“We’ll increase FOMA antennas declaration” *, etc.
“We value your comments on FOMA quality”
campaign*, etc.

SLIDE No.
17 Results For 1Q of 2006
/27
0
500
1,000
1,500
04/9 04/12 05/3 05/6 05/9 05/12 06/3 06/6
(10,000 subs)
Create New Revenue Sources (1) Credit card Business
·
“DCMX” made a favorable start, acquiring over 450,000 subs by late July 2006.
·
“DCMX-mini” has been used primarily for small-amount purchases.
No. of i-mode Felica-
enabled handset users
(As of Jun. 30, 2006)
13.8 million
Projected user count
as of Mar. 31, 2007
18 18 million million
DCMX
Started receiving applications
May 26, 2006
DCMX-mini
Launched Apr. 28, 2006
0
5
10
15
20
25
30
35
Apr.         May
Jun.
(10,000 subscribers)
n
DCMX/DCMX-mini subscribers
DCMX/DCMX-mini subscribers
No. of installed No. of installed
payment terminals payment terminals
Approx. Approx.
30,000 30,000
(As of Jun. 30, 2006)
Approx. 150,000
(planned)
(By Mar. 31, 2007)

SLIDE No.
18 Results For 1Q of 2006
/27
Create New Revenue Sources (2) Boost Usage
(10,000 subscribers)
Uptake of push information delivery services (“i-channel”+“Tokudane-News-bin”)
has been growing at a rapid pace.
Push info. delivery services
0
100
200
300
400
500
600
700
05/9 10 11 12 06/1 2 3 4 5 6 07/3
(E)
* “i-channel” subscription rate: No. of “i-channel” subscribers/ Total users of compatible handsets
Tokudane-
News-bin
4.6
4.6
.6
6 mil mil
+900,000
+900,000
900,000
+1.3 mil
+1.3 mil
1.3 mil
+1.5 mil
+1.5 mil
1.5 mil
“i-channel”
subscription rate subscription rate
45%
45%
(June 2006)

SLIDE No.
19 Results For 1Q of 2006
/27
Create New Revenue Sources (3) International Services
· No. of roaming subscribers using their own handset has grown sharply after the release of
“SIMPURE” and “902iS” models
·
International service revenues posted favorable growth in FY2006/1Q (up 43%
year-on-year)
0
1
2
3
4
5
6
7
8
FY06
(1Q)
FY05
(1Q)
[Int’l service revenues]
+43%
year-on-year
(Billions of yen)
5.1 5.1
7.3 7.3
Int’l dialing revenues
Int’l roaming revenues
[Int’l roaming revenues]
+68%
year-on-year
(1,000 subs)
(%)
User base of roaming-
enabled handsets enabled handsets
Released
SIMPURE (Apr. 06)
* % of own handset roamers: No. of “World Wing” roaming users using own handset/ Total roaming users
Released P902iS/N902iS
(Jun. 06)
International International
service revenues service revenues
0
50
100
150
200
250
300
350
400
450
05/4 5 6 7 8 9 10 11 12 1 2 3 06/4 5 6
0
5
10
15
20
25
30
35
40
No. of roaming-enabled handset users
Int’l dialing revenues
No. of roaming-enabled handset users
% of own handset roamers*

SLIDE No.
20 Results For 1Q of 2006
/27
Return to Shareholders
Returning profits to shareholders is considered one of the most important issues in our corporate agenda
- Dividend per share: 4,000 yen
(Maintain the same dividend level as FY ended Mar. 31, 2006, when it was doubled from the previous fiscal year)
- Repurchase of own shares:
Study to repurchase up to 1.4 million shares for up to 250 billion yen
(Treasury shares kept in excess of 5% of total issued shares are planned for cancellation once a year)
FY ending Mar. 31, 2007 (Planned)
Repurchase of
own shares
Max. authorized
Actual amount spent
Max. authorized
Actual no. of shares
repurchased
Repurchase authorized at 13th
ordinary general shareholder meeting
600
433.7
(72.3%)
2.5
2.38
(95.3%)
Repurchase authorized at 14th
ordinary general shareholder meeting
400
333.2
(83.3%)
2.2
1.98
(90.0%)
Ref) Repurchase authorized at
ordinary 15th general shareholder meeting
250
–
1.4
Budget (Billions of yen)
No. of shares repurchased
(million shares)
–

Appendices

SLIDE No.
22 Results For 1Q of 2006
/27
0
1,000
2,000
3,000
4,000
5,000
Equipment sales
127.3 123.6 527.0
Other revenues
18.3 22.5 114.0
PHS revenues
12.4 7.0 21.0
Cellular services revenues (voice, packet)
1,029.0 1,065.4 4,176.0
2005/4-6(1Q) 2006/4-6(1Q) 2007/3(Full-year forecast)
Operating Revenues
US GAAP
(billions of Yen)
(billions of yen)
u
“Quickcast revenues” are included in “Other revenues”. “International services revenues” are included in “Cellular services revenues”.
48,38.0 FY2006 FY2006 1Q 1Q
Operating revenues Operating revenues
u
compared to FY2005 compared to FY2005
-2.7%
(Cellular services revenues)
Compared to FY2005 Compared to FY2005 +3.5%
(Equipment sales revenues)
Compared to FY2005 Compared to FY2005 -2.9%
11,87.1 11,87.1
1,218.6 1,218.6

SLIDE No.
23 Results For 1Q of 2006
/27
0
1,000
2,000
3,000
4,000
Personnel expenses
62.0 62.9 252.0
Taxes and public dues
9.2 9.3 37.0
Depreciation and amortization
165.5 169.3 753.0
Loss on dispostal of property, plant and equipment
and intangible assets
2.8 4.3 52.0
Communication network charges
93.7 90.7 370.0
Non-personnel expenses
566.2 609.3 2,564.0
(incl) Revenue-linked expenses*
411.8 447.1 1826.0
(incl) Other non-personnel expenses
154.4 162.3 738.0
2005/4-6(1Q) 2006/4-6(1Q) 2007/3(Full-year forecast)
Operating Expenses
US GAAP
(billions of yen)
(billions of yen)
* Revenue-linked expenses: cost of equipment sold + distributor commissions + cost of DoCoMo Point Service
4,028.0 4,028.0
FY2006 FY2006 1Q 1Q
Operating expenses for Operating expenses for
u
Compared to FY2005
+5.2%
899.5 899.5
945.8 945.8
u
Impairment loss from the disposal of PHS assets, which had been stated individually in “impairment loss” in previous reports, has been included in “depreciation and amortization” from FY2006/1Q.

SLIDE No.
24 Results For 1Q of 2006
/27
FY2006 FY2006 1Q 1Q
CAPEX CAPEX
u
Compared to FY2005 Compared to FY2005
+1.9% +1.9%
(billions of yen)
(billions of yen)
u
“Quickcast business” is included in “Other (information systems, etc)”
Capital Expenditures
201.7 201.7
905.0 905.0
214.7 214.7
0.0
100.0
200.0
300.0
400.0
500.0
600.0
700.0
800.0
900.0
1,000.0
Other (information systems, etc.)
25.0 27.1 150.0
PHS business
0.2 0.2 1.0
Mobile phone business (FOMA)
142.2 156.4 639.0
Mobile phone business (i-mode, etc.)
9.6 9.4 32.0
Mobile phone business (mova)
10.9 6.5 17.0
Mobile phone business (transmission line)
22.9 15.1 66.0
2005/4-6(1Q) 2006/4-6(1Q) 2007/3 (Full-year forecast)

SLIDE No.
25 Results For 1Q of 2006
/27
Operational Results
*Other includes purchase of additional handsets by existing FOMA subscribers.
u
Communication Module Service subscribers are included in the no. of cellular subscribers to align the calculation method of subscribers with other cellular phone carriers.
(Market share, the no. of handsets sold and churn rate are calculated inclusive of Communication Module Service subscribers).
u
For an explanation of MOU and ARPU, see Slide 26 of this document, “Definition and Calculation Method of MOU and ARPU”.
47,900
4.8%
46,823
44,659
i-mode
Other*
Migration
from mova
New
Replace
New
PHS
FOMA
mova
Communication Module Service
FOMA
mova
MOU (minutes)
ARPU (yen)
No. of subscribers (1,000)
Churn rate
Handsets sold
(1,000)
(Including handsets
sold without
involving sales by
DoCoMo)
Market share (%)
No. of Subscribers (1,000)
-
-69.3%
468
1,525
-
-63.5%
345
945
-
-0.5 points
55.6
56.1
990
25.9%
733
582
35,000
91.2%
26,217
13,710
17,900
-28.7%
25,456
35,719
52,900
4.5%
51,672
49,430
-
-4.5%
3,170
3,320
2007/3
(Full-year forecast)
Changes
(1) Õ
(2)
2006/4-6
(1Q)
(2)
2005/4-6
(1Q)
(1)
-
320
-
-
-
-
208.0%
1,583
514
24.5%
2,117
1,701
32.5%
1,190
898
-16.2%
62
74
-41.0%
679
1,150
-0.16 points
0.64
0.80
Communication

SLIDE No.
26 Results For 1Q of 2006
/27
Definition and Calculation Methods of MOU and ARPU
u MOU(Minutes of usage): Average communication time per one month per one user.
u ARPU(Average
monthly Revenue Per Unit ):
Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by number of active subscribers to the relevant services.  Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage of our subscribers and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.
u Aggregate ARPU(FOMA+mova):  Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)
e
Voice ARPU (FOMA+mova) : Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) /
No. of active cellular phone subscribers (FOMA+mova)
e
Packet ARPU (FOMA+mova) : {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) +
i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)} /
No. of active cellular phone subscribers (FOMA+mova)
e
i-mode ARPU (FOMA+mova) : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) /
No. of active cellular phone subscribers (FOMA+mova)
u Aggregate ARPU
(FOMA) : Voice ARPU (FOMA) + Packet ARPU (FOMA)
e
Voice ARPU (FOMA) : Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA)
e
Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone  subscribers (FOMA)
e
i-mode ARPU (FOMA) : i-mode ARPU (FOMA+) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)
u Aggregate ARPU
(mova) : Voice ARPU (mova) + i-mode ARPU (mova)
e
Voice ARPU (mova) : Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (mova)
e
i-mode ARPU (mova) : i-mode ARPU (mova+) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (mova)
u Number of active subscribers used in ARPU and MOU calculations are as follows:
e
Quarterly data: sum of “No. of active subscribers in each month”* of the current quarter
e
Half-year data: sum of “No. of active subscribers in each month”* of the current half
e
Full-year data: sum of “No. of active subscribers in each month”* of the current fiscal year
* “No. of active subscribers in each month”: (No. of subs at end of previous month+No. of subs at end of current month)/2
w The revenues and no. of subscribers of Communication Module Service are not included in the above calculation of ARPU and MOU.

SLIDE No.
27 Results For 1Q of 2006
/27
Reconciliation of the Disclosed Non-GAAP Financial Measures to
the Most Directly Comparable GAAP Financial Measures
1. EBITDA and EBITDA margin
Billions of yen
Three months ended
June 30, 2006
Three months ended
June 30, 2005
a. EBITDA ¥  445.0 ¥  455.0
(169.3) (165.5)
(3.0)
(1.9)
272.7 287.6
1.7 65.8
(110.7) (144.8)
(0.1) (0.8)
(0.0) 0.0
163.5 207.9
1,218.6 1,187.1
36.5% 38.3%
13.4% 17.5%
    Note:
2. Free cash flows excluding changes in investments for cash management purpose
Billions of yen
Three months ended
June 30, 2006
Three months ended
June 30, 2005
(¥  165.9) ¥  135.2
(0.4) 50.0
(166.2)
185.2
(264.6) (141.2)
98.4 326.3
Note: Changes in investments for cash management purpose were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purpose with original maturities of longer than three months.
Changes in investments for cash management purpose
Free cash flows
Net cash used in investing activities
Net cash provided by operating activities
Other income (expense)
Income taxes
Equity in net losses of affiliates
Free cash flows excluding changes in investments for cash management purpose
    Net income margin (=b/c)
EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
Minority interests in consolidated subsidiaries
b. Net income
c. Total operating revenues
    EBITDA margin (=a/c)
Depreciation and amortization
Losses on sale or disposal of property, plant and equipment
Operating income

“FOMA” , “mova”, “Quickcast”, “i-mode”, “pake-houdai” , “Osaifu-Keitai”, “iD” “DCMX”, “Music Channel”, “i-channel”, and “Tokudane-News-bin” are trademarks or registered trademarks of NTT DoCoMo, Inc.
Other names of companies or products presented in this material are trademarks or registered trademarks of their respective organizations.